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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

Washington DC
404

14046865

SEC FILE NUMBER
8 - 50032

52491

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partners, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>2828 N. Harwood Street, Suite 1700</u>
                              (No. and Street)

     Dallas   Texas   75201
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Michael Young   (214) 292-5055
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
                          (Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500   **Austin**   **Texas**   **78730**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- �* Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                          information contained in this form are not required to respond
                          unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Michael Young_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Aspen Equity Partners, LLC_____, as of _____December 31, 2013_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____Managing Partner_____
Title

_____
Notary Public

CARMEN MELINDA OLIVER
Notary Public, State of Texas
My Commission Expires
September 21, 2016

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

Aspen Equity Partners, LLC

Financial Statements and Supplemental Schedules
(With Independent Auditors' Report Thereon)

December 31, 2013



PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

ASPEN EQUITY PARTNERS, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2013



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Aspen Equity Partners, LLC:

We have audited the accompanying financial statements of Aspen Equity Partners, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matters
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2014

ASPEN EQUITY PARTNERS, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	5,090
Clearing deposit		225,000
Receivable from clearing broker dealer		65,379
Investments, fair value		235,460
Receivable from related party		5,674
Total assets	$	536,603

Liabilities and Members' Equity

Liabilities

Commission payables	$	45,307
Due to broker dealer		255,556
Accrued expenses and other liabilities		7,201
Total liabilities		308,064
Members' equity		228,539
Total liabilities and members' equity	$	536,603

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues:		
Commission	$	928,816
Interest		9,558
Other		15,858
Total revenues		954,232
Operating expenses:		
Rent and executive services, related party		84,000
Commission		572,632
Professional fees		12,038
Licensing and other fees		12,544
Clearing		164,423
General and administrative		108,459
Total operating expenses		954,096
Net income before income taxes		136
Income tax expense		-
Net income	$	136

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Contributed Capital	Retained Deficit	Total
Balance at December 31, 2012	$ 335,000	$ (106,597)	$ 228,403
Net income	-	136	136
Balance at December 31, 2013	$ 335,000	$ (106,461)	$ 228,539

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	136
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Clearing deposit		-
Receivable from clearing broker dealer		2,512
Investments, fair value		(180,918)
Commission payables		(1,664)
Due to broker dealer		200,417
Accrued expenses and other liabilities		(13,561)
Net cash provided by operating activities		6,922
Cash flows from investing activities:		
Note receivable from related party, net		(2,041)
Net cash used in investing activities		(2,041)
Net increase in cash		4,881
Cash and cash equivalents at beginning of year		209
Cash and cash equivalents at end of year	$	5,090
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Notes to the Financial Statements
December 31, 2013

Note 1 - Nature of Business

Aspen Equity Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides is engaged in full service broker dealer activities and investment banking.

The Company is a Texas limited liability company, which commenced operations on March 20, 2000. On July 7, 2011, the Company underwent a change in control ("Recapitalization") from the previous wholly-owned member, Aspen Advisors, LP. Subsequent to the change in control, the Company has three members, AEP Group, LLC ("AEP Group"), Aspen Partners, Inc. ("Aspen") and PGL, Inc. ("PGL"). Aspen Advisors, LP no longer has any continuing right, title or interest in any assets or any continuing obligations as a member of the Company.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly, is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

7

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, demand deposit, receivables from clearing broker dealer, investments, commission payables, due to broker dealer, and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2013, the Company's Texas franchise tax expense was not significant.

Management Review
The Company has evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The members shall not be obligated to make any further capital contribution to the Company; and are not liable for any debts, obligations or liabilities of the Company, solely by reason of being such member or acting (or omitting to act) in such capacity or participating in the conduct of the business of the Company. A member may withdraw from the Company at any time in line with the member agreement.

The Company's profits and losses shall be allocated to each member in proportion to their membership percentage owned.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement (continued)

The Company's life is perpetual unless it is dissolved. The Company can be dissolved as a result of the following events: decision of the members to dissolve the Company; death, retirement, resignation, expulsion, bankruptcy or dissolution of a member, or the sale or disposition of all or substantially all of the Company's assets.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the Agreement, the remaining funds of the Company.

Note 4 - Fair Value Measurements

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2013:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 200,815	$ -	$ -	$ 200,815
Options	2,625	-	-	2,625
Debt securities	-	32,020	-	32,020
Total investments	$ 203,440	$ 32,020	$ -	$ 235,460

Note 5 - Clearing Deposit

The Company maintains a deposit account with First Southwest Company ("FSW") as part of the Company's contract for services. FSW requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2013, cash of $225,000 has been maintained as a deposit.

Note 6 - Related Party Transactions

The Company has a receivable balance of $5,674 from an affiliate as of December 31, 2013, which is reflected in the accompanying statement of financial condition.

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended December 31, 2013 was $36,000.

The Company paid certain executive service expenses to a related party during the year. These expenses for the year ended December 31, 2013 were $48,000.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $183,872 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.68 to 1.

Schedule I

ASPEN EQUITY PARTNERS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Total members' equity qualified for net capital	$	228,539
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party		5,674
Total deductions and/or charges		5,674
Net capital before haircuts on securities		222,865
Haircuts on securities		38,993
Net capital	$	183,872
Aggregate indebtedness		
Commission payables	$	45,307
Due to broker dealer		255,556
Accrued expenses and other liabilities		7,201
Total aggregate indebtedness	$	308,064
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 83,872
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 63,872
Ratio of aggregate indebtedness to net capital		1.68 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2013 as reported by Aspen Equity Partners, LLC
on Form X-17A-5 on January 10, 2014. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), special account for exclusive benefit of customers.

See notes to the financial statements and independent auditors' report.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
  Aspen Equity Partners, LLC:

In planning and performing our audit of the financial statements of Aspen Equity Partners, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2014



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Aspen Equity Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Aspen Equity Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Aspen Equity Partners, LLC's compliance with the applicable instructions of the Form SIPC-7. Aspen Equity Partners, LLC's management is responsible for Aspen Equity Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences,

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2014

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895   WWW.PMBHD.COM
PMB HELIN DONOVAN, LLP   A MEMBER OF RUSSELL BEDFORD INTERNATIONAL   LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052491   FINRA   DEC
ASPEN EQUITY PARTNERS LLC   16*16
2828 N HARWOOD ST STE 1700
DALLAS TX 75201-1509

831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Young 214-292-5055

2. A. General Assessment (item 2e from page 2) $ ~~1790~~ 1839.00

   B. Less payment made with SIPC-6 filed (exclude interest)   (959)

   7-16-13
   Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   ~~831~~ 890.00

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~881~~ 890.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 831 Balance due $49.00

   H. Overpayment carried forward $(0)   Please remit. Thank you.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aspen Equity Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Partner
(Title)

Dated the **17** day of **January**, 20**14**.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ __954232__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and preceecessors not included above. __0__

(2) Net loss from principal transactions in securities in trading accounts. __0__

(3) Net loss from principal transactions in commodities in trading accounts. __0__

(4) Interest and dividend expense deducted in determining item 2a. __0__

(5) Net loss from management of or participation in the underwriting or distribution of securities. __0__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. __0__

(7) Net loss from securities in investment accounts. __19499__

Total additions S/b __19,499.__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __30286__

(2) Revenues from commodity transactions. __0__

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __181745__

(4) Reimbursements for postage in connection with proxy solicitation. __0__

(5) Net gain from securities in investment accounts. __0__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __0__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __10197__

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __15936__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __0__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __0__

Enter the greater of line (i) or (ii) __0__

Total deductions S/b __735,567.(?)__ __238164__ __716068__

2d. SIPC Net Operating Revenues

2e. General Assessment @ .0025 S/b __1,839.00__ $ __1790__

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